Request ID: 017611707	Province of Ontario	Date Report Produced: 2015/05/11
Demande n°:	Province de l'Ontario	Document produit le:
Transaction ID: 057564075	Ministry of Government Services	Time Report Produced: 11:04:26
Transaction n°:	Ministère des Services gouvernementaux	Imprimé à:
Category ID: CT
Catégorie:

Certificate of Incorporation
Certificat de constitution

This is to certify that	Ceci certifie que

ALIGNVEST  ACQUISITION CORPORATION

Ontario Corporation No.	Numéro matricule de la personne morale en
Ontario

002465839

is a corporation incorporated, under the laws of the Province of Ontario.

est une société constituée aux termes des lois de la province de l'Ontario.

These articles of incorporation are effective

Les présents statuts constitutifs on entrent en vigueur le

MAY 11  MAI , 2015

Director/Directeur
Business Corporations Act/Loi sur les sociétés par actions

Page: 1

Ontario Corporation Number
Request ID / Demande n°	Numéro de la compagnie en Ontario

17611707	2465839

FORM 1		FORMULE NUMÉRO 1
BUSINESS CORPORATIONS ACT	/	LOI SUR LES SOCIÉTÉS PAR ACTIONS

ARTICLES OF INCORPORATION
STATUTS CONSTITUTIFS

1.	The name of the corporation is:	Dénomination sociale de la compagnie:

ALIGNVEST ACQUISITION CORPORATION

2.	The address of the registered office is:	Adresse du siège social:

100 KING STREET WEST Suite 7050 70TH FLOOR

(Street & Number, or R.R. Number & if Multi-Office Building give Room No.)
(Rue et numéro, ou numéro de la R.R. et, s'il s'agit édifice à bureau, numéro du bureau)

TORONTO	ONTARIO
CANADA	M5X 1C7
(Name of Municipality or Post Office)	(Postal Code/Code postal)
(Nom de la municipalité ou du bureau de poste)

3.	Number (or minimum and maximum number) of directors is:	Nombre (ou nombres minimal et maximal) d'administrateurs:

Minimum 1	Maximum 15

4.	The first director(s) is/are:	Premier(s) administrateur(s):
First name, initials and surname	Resident Canadian	State Yes or No
Prénom, initiales et nom de famille	Résident Canadien	Oui/Non

Address for service, giving Street & No. or R.R. No., Municipality and Postal Code	Domicile élu, y compris la rue et le numéro, le numéro de la R.R., ou le nom de la municipalité et le code postal

*	TIMOTHY HODGSON	YES

100 KING STREET WEST Suite 7050

Page: 2

Ontario Corporation Number
Request ID / Demande n°	Numéro de la compagnie en Ontario

17611707	2465839

70TH FLOOR
TORONTO ONTARIO
CANADA M5X 1C7

Page: 3

Ontario Corporation Number
Request ID / Demande n°	Numéro de la compagnie en Ontario

17611707	2465839

5.	Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.

Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la cmpagnie.

None

6.	The classes and any maximum number of shares that the corporation is authorized to issue:

Catégories et nombre maximal, s'il y a lieu, d'actions que la compagnie est autorisée à émettre:

An unlimited number of Class B shares.

Page: 4

Ontario Corporation Number
Request ID / Demande n°	Numéro de la compagnie en Ontario

17611707	2465839

7.	Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions que peut être émise en série:

N/A

Page: 5

Ontario Corporation Number
Request ID / Demande n°	Numéro de la compagnie en Ontario

17611707	2465839

8.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:

L'émission, le transfert ou la propriété d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes:

None.

Page: 6

Ontario Corporation Number
Request ID / Demande n°	Numéro de la compagnie en Ontario

17611707	2465839

9.	Other provisions, (if any, are):

Autres dispositions, s'il y a lieu:

None.

Page: 7

Ontario Corporation Number
Request ID / Demande n°	Numéro de la compagnie en Ontario

17611707	2465839

10.	The names and addresses of the incorporators are

Nom et adresse des fondateurs

First name, initials and last name	Prénom, initiale et nom de
or corporate name	famille ou dénomination sociale

Full address for service or address of registered office or of principal place of business giving street & No. or R.R. No., municipality and postal code

Domicile élu, adresse du siège social au adresse de l'établissement principal, y compris la rue et lenuméro, le numéro de la R.R., le nom de la municipalité et le code postal

*	Timothy Hodgson

100 King Street West Suite 7050
70th Floor
Toronto ONTARIO
CANADA M5X 1C7